Via Facsimile and U.S. Mail
Mail Stop 6010


August 3, 2005


Mr. Joseph F. Fisher
Executive Vice President and Chief Financial Officer
Platinum Underwriters Holdings, Ltd.
The Belvedere Building
69 Pitts Bay Road
Pembroke, Bermuda HM 08


Re:	Platinum Underwriters Holdings, Ltd.
	Form 10-K for Fiscal Year Ended December 31, 2004
	Filed March 16, 2005
	File No.  001-31341

Dear Mr. Fisher:

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2004

Business

Finite Risk, page 10

1. We note from your disclosure that you offer finite reinsurance and believe it can be expanded upon. Please disclose for each main category of finite risk contracts:

a. The economic benefit that you are attempting to provide to the ceding companies.
b. Whether the protection is prospective or retrospective.
c. Any provisions in the contracts and/or treaties that are not usually included in a standard reinsurance contract (i.e. certain risk mitigation features).

Management`s Discussion and Analysis of Financial Condition and
Results of Operations

Critical Accounting Policies

Premiums, page 35

2. We believe your disclosure in Management`s Discussion and Analysis regarding the estimate of assumed premium on your reinsurance business could be improved to better explain the judgments and uncertainties surrounding this estimate and the potential impact on your financial statements. Accordingly, please revise MD&A to include the following information:

a. Discuss the key assumptions used to arrive at management`s best estimate of the premiums written but not reported estimate and the premiums earned but not reported estimate, and what specific factors led management to believe each assumed premium estimates are the most realistic.
b. Include quantified and narrative disclosure for each of your premium estimates of the impact that reasonably likely changes in one or more of the variables (i.e. methodology and/or assumptions used) would have on reported results, financial position and liquidity.
c. Disclose the provision for doubtful accounts that is recorded related to the assumed premium estimate.

Unpaid Losses and LAE, page 36

3. We note that you set your claim reserves for assumed reinsurance operations based upon information received from the cedant. As this appears to pose a potential for a higher degree of uncertainty in establishing the estimate of assumed loss reserves as compared to direct loss reserves, please expand the disclosure in the critical accounting estimates section of MD&A related to this uncertainty. Accordingly, please revise MD&A to include the following information:

a. Include in this disclosure the risks associated with making this estimate and the effects and expected effects this uncertainty has or will have on management`s judgments and assumptions in establishing the assumed loss reserve.
b. The nature and extent of the information received from the cedants related to policies, claims, unearned premiums and loss reserves;
c. The time lag from when claims are reported to the cedant to when the cedant reports them to the company and whether, how, and to what extent this time lag effects the loss reserve estimate;
d. How management uses the information received from the cedants in its determination of its assumed loss reserves, whether reinsurance intermediaries are used to transact and service reinsurance policies, and how that impacts the loss reserving methodology;
e. The amount of any backlog related to the processing of assumed reinsurance information, whether the backlog has been reserved for in the financial statements and, if applicable, when the backlog will be resolved;
f. What process management performs to determine the accuracy and completeness of the information received from the cedants;
g. How management resolves disputes with cedants, how often disputes occur, and the magnitude of any current, material disputes; and
h. Whether management uses historical loss information to validate its existing reserves and/or as a means of noticing unusual trends in the information received from the cedants.

4. We believe your disclosure in Management`s Discussion and Analysis regarding the reserve for loss and loss adjustment expenses could be improved to better explain the judgments and uncertainties surrounding this estimate and the potential impact on your financial statements. We believe that disclosures explaining the likelihood that materially different amounts would be reported under different conditions or using different assumptions is consistent with the objective of Management`s Discussion and Analysis. Accordingly, please revise MD&A to include the following information for each of your lines of business:

a. Please disclose the reserves accrued as of the latest balance sheet date presented. The total of theses amounts should agree to the amount presented on the balance sheet.

b. Please disclose the range of loss reserve estimates as determined by your actuaries. Include the key assumptions used to arrive at management`s best estimate of loss reserves within that range and what specific factors led management to believe this amount rather than any other amount within the range represented the best estimate of incurred losses. Include quantified and narrative analyses of the impact that reasonably likely changes in one or more of the variables
(i.e. actuarially method and/or assumptions used) would have on reported results, financial position and liquidity.
c. If you do not calculate a range around your loss reserve, but instead use point estimates please include the following disclosures:
* Disclose the various methods considered and the method that was selected to calculate the reserves. If multiple point estimates are generated, include the range of these point estimates. Include a discussion of why the method selected was more appropriate over the other methods.
* Discuss how management determined the most appropriate point estimate and why the other point estimates were not chosen. Also clarify whether the company actually records to the point estimate or if not, how that estimate is used.
* Include quantified and narrative disclosure of the impact that reasonably likely changes in one or more of the variables (i.e. actuarially method and/or assumptions used) would have on reported results, financial position and liquidity.
d. Because IBNR reserve estimates are more imprecise, please disclose the amount of IBNR separately from case reserves for each line of business.

Notes to Consolidated Financial Statements

Unpaid Losses and LAE, page F-17

5. We note from your disclosure that favorable development occurred due to changes in 2004 of estimates of premiums and the patterns of their earnings across current and prior accident years. Please clarify in your filing how changes in premiums estimates impacted the development of your loss reserves.

*    *    *    *

      Please amend your filing within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review.
Please
furnish a cover letter with your amendment that keys your response to our comment. Detailed cover letters greatly facilitate our review.
Please file your letter on EDGAR under the form type label
CORRSEP.
Please understand that we may have additional comments after reviewing your amendment and response to our comment.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

      You may contact Dana Hartz, Staff Accountant, at (202) 551-
3648
or Joseph Roesler, Review Accountant, at (202) 551-3628 if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

								Sincerely,



								Jim B. Rosenberg
								Senior Assistant Chief
Accountant
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Mr. Joseph F. Fisher
Platinum Underwriters Holding, Ltd.
August 3, 2005
Page 5